

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 24, 2024

Andrew Reich
Executive Vice President
Siebert Financial Corp.
653 Collins Avenue
Miami Beach, FL 33139

> **Re: Siebert Financial Corp.**
> **Registration Statement on Form S-3**
> **Filed January 18, 2024**
> **File No. 333-276585**

Dear Andrew Reich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance